                          Independent Auditors' Consent

The Retirement Committee
Armstrong World Industries, Inc.


We consent to incorporation by reference in the registration statement (No. 333-74633) on Form S-8 of Armstrong World Industries, Inc. of our report dated May 24, 2002, relating to the statements of net assets available for benefits of the Hartco Flooring Company Bargaining Employees' Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2001, and the related schedule, which report appears in the December 31, 2001 annual report on Form 11-K of the Hartco Flooring Company Bargaining Employees' Retirement Savings Plan.

                                  /s/ KPMG LLP

Dallas, Texas
June 25, 2002

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